Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

September 4, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 27, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the VistaShares Artificial Intelligence Supercycle ETF and VistaShares Electrification Supercycle ETF (each a “Fund”, together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

2.	With respect to each Fund’s “Principal Investment Strategies” section, it states that the Sub-Adviser seeks to invest the Fund’s assets to achieve returns similar to an index. However, other disclosures indicate each Fund is actively managed. Please supplementally explain the aspects of each Fund’s strategy that are active relative to the index, and why you have chosen to categorize each Fund as active as opposed to an index fund.

Response: The Trust responds supplementally by confirming that while each Fund generally seeks to achieve returns similar to those of its respective index, its investment objective is capital appreciation rather than to track the index. This is made clear in the revised strategy disclosure where it states that “While the Index’s methodology serves as the primary basis for the Fund’s portfolio construction and the identification of [AI] [Electrification] companies, the Sub-Adviser will actively manage the Fund. The Sub-Adviser may buy or sell securities not yet included in, or not yet removed from, as the case may be, the Index prior to the Index’s rebalancing and reconstitution.” This flexibility to deviate from the Index’s holdings and rebalancing schedule prevents each Fund from being classified as a passive index fund. Accordingly, each Fund is classified as an active fund.

3.	With respect to each Fund’s 80% policy, which is tied to the definition of “AI company” or “Electrification company,” as applicable, please revise to:
a.	clarify what is meant by “potential” to generate revenue,
b.	disclose how a view of “potential” to generate revenue means a company’s fortunes are tied to an “AI company” or “Electrification company,” as applicable, and
c.	describe the criteria used to determine “potential” to generate revenue.

In addition, please supplementally disclose how much time will be allowed for “potential” to develop and why the Sub-Adviser believes “potential” is an appropriate benchmark for this test.

Response: The Trust responds by removing the concept of potential revenue or potential production from each Fund’s definition of “AI company” or “Electrification company,” as applicable. The prospectus now clarifies that “emerging” AI companies and “emerging” Electrification companies will be determined by the Sub-Adviser based on such company’s publicly available business plans or as otherwise evidenced by its capital expenditures, research and development efforts and business acquisitions. These emerging company investments are considered to be outside of each Fund’s 80% test.

4.	With respect to a Fund’s definition of “AI company” or “Electrification company,” as applicable, the Staff notes that “news” is used to determine whether a company has satisfied the revenue/asset requirement. Please revise to describe what is included in “news” and how it is determined that “news” is accurate, current and complete

Response: The Trust has replaced the reference to “news” with “business news reported by third parties that pertains to or analyzes a company’s revenue.” The Sub-Adviser will determine the accuracy of the “business news reported by third parties” in conjunction with its review of other publicly available revenue data.

5.	Each Fund’s principal investment strategies section includes disclosure indicating that the Sub-Adviser “may” actively manage the Fund. Please revise throughout the prospectus to clarify whether a Fund is actively managed or not.

Response: The Trust responds by revising “may” to “will” and by making conforming changes throughout.

6.	Each Fund’s principal investment strategies section includes disclosure indicating that the Sub-Adviser may identify negative issues with the outlook of company. Is this a criteria for investment by a Fund? Is there further analysis each Fund does beyond the index in determining its investments? Further, how does a Fund evaluate a particular “AI company” or “Electrification company,” as applicable, and construct its portfolio? Please revise to clarify these points.

Response: The Trust has made revisions to the Funds’ principal investment strategies to address the foregoing in the Amendment. In particular, a newly developed negative outlook for a company could cause the Sub-Adviser to dispose or reduce a Fund’s investment in such a company before an index reconstitution date.

7.	Each Fund’s policy on concentration as described in its principal investment strategies allows it to be concentrated in different industries at different times. If these are active Funds then they need to disclose the specific industries for concentration and remain concentrated in such industries. Please revise accordingly. To the extent necessary, please also revise “Concentration Risk” in accordance with changes made to the principal investment strategies in response to this comment.

Response: The Trust has revised each Fund’s “principal investment strategies” and “investment restrictions” sections to clarify that each Fund will invest more than 25% of its total assets in securities of the same industry to approximately the same extent a Fund’s index concentrates in the securities of a particular industry or group of industries. The Trust believes this policy does not provide the Sub-Adviser with the freedom of action to concentrate pursuant to its own investment discretion. Additionally, each prospectus clearly indicates the specific conditions under which each Index will reconstitute and rebalance. Although, each Fund is actively managed, the Sub-Adviser’s active management is limited to buying or selling a portfolio company prior to each Index’s rebalancing and reconstitution date and will determine whether to buy or sell based on the same metrics as the index provider.

8.	With respect to each Fund’s “Index Overview” as presented in its principal investment strategies section, are there any differences between Sub-Adviser’s definition of an “AI company” or “Electrification company,” as applicable, and the Index’s definition? In addition, if a Fund is actively managed, the disclosure should describe the Fund’s strategy, not the index’s. Please revise accordingly.

Response: The Trust has made revisions to the Funds’ principal investment strategies to address the foregoing in the Amendment.

9.	With respect to the discussion of index reconstitution as presented in “Index Weighting” of each Fund’s principal investment strategies section, please revise to disclose any particular basis upon which a particular constituent is added or removed.

Response: The Trust has made revisions to the Funds’ principal investment strategies to address the foregoing in the Amendment.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240